Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Norsat International Inc.
110-4020 Viking Way
Richmond, British Columbia V6V 2L4
Canada
(“Norsat”)

Item 2	Date of Material Change

March 27, 2017

Item 3	News Release

A news release was disseminated on March 27, 2016, through the facilities of CNW Group Ltd. and subsequently filed on SEDAR.

Item 4	Summary of Material Change

Norsat has entered into an Arrangement Agreement (the “Arrangement Agreement”) with Hytera Communications Co., Ltd. and its wholly-owned subsidiary, Hytera Project Corp. (“Hytera”), pursuant to which, and subject to certain conditions including shareholder and court approval, Hytera will acquire all of the issued and outstanding shares of Norsat by way of a plan of arrangement completed under the Business Corporations Act (British Columbia). The consideration payable per Norsat share is US$10.25 in cash.

Item 5	Full Description of Material Change

Norsat has entered into the Arrangement Agreement with Hytera, a subsidiary of Hytera Communications Co., Ltd., pursuant to which Hytera will acquire all the issued and outstanding shares of Norsat for US$10.25 in cash per share, pursuant to a court-approved plan of arrangement (the “Arrangement”). All unexercised options and restricted share units will also be acquired under the Arrangement. The proposed transaction values Norsat at an equity value of approximately US$62 million.

As previously disclosed by Norsat on March 17, 2017, Privet Fund Management LLP (“Privet”) submitted a non-binding letter of interest to acquire Norsat for cash consideration of $10.25 USD per share subject to due diligence, financing, the completion of a definitive agreement and other conditions. At that time, Norsat and Hytera were in exclusivity with respect to a possible transaction. Based on Hytera’s offer of the same cash consideration as indicated in Privet’s non-binding letter of interest, with no further due diligence, no financing conditions and the synergies between Norsat and Hytera including but not limited to a greater global sales presence, access to additional markets and research and development collaboration, the Independent Directors of Norsat’s Board of Directors (the “Board”) decided to proceed with the Arrangement Agreement.

Cash Consideration and Attractive Premium – Under the Arrangement, shareholders of Norsat will receive US$10.25 per Norsat share in cash, offering immediate liquidity and certainty of consideration. The cash consideration per share represents a premium of 62% over the unaffected trading price of the shares on the Toronto Stock Exchange, on September 16, 2016, the last trading day prior to the announcement on September 19, 2016 by Privet, a shareholder of Norsat of its interest in acquiring Norsat. The Arrangement also represents a premium of 66% over the 20-day volume weighted average price on the Toronto Stock Exchange ending on September 16, 2016.

Independent Directors Support and Approval –The Independent Directors have unanimously determined that the Arrangement is in the best interests of Norsat and its shareholders. The Board has received opinions from its financial advisor, Raymond James Ltd., and from KPMG LLP, an independent advisor, that as of March 24, 2017 and subject to the assumptions, limitations and qualifications set forth herein, the consideration to be received by shareholders of Norsat pursuant to the Arrangement Agreement is fair, from a financial point of view, to shareholders of Norsat.

Details of the Arrangement and Required Approvals – The Arrangement will be subject to a number of customary conditions, including the approval of Norsat shareholders and certain regulatory approvals including under the Investment Canada Act.

The Arrangement will be considered by shareholders at an upcoming shareholder meeting and will require the approval of at least 66 2/3% of the votes cast by shareholders at the meeting. The directors and executive officers of Norsat have entered into support agreements under which they have agreed to vote in favour of the Arrangement at the shareholder meeting. If approved by shareholders, and subject to the receipt of all required regulatory approvals, the transaction is expected to close in the second quarter of 2017. The transaction is not subject to obtaining financing commitments.

The a copy of the Arrangement Agreement, including the plan of arrangement, and the support agreements will be filed with Canadian and United States securities regulators and will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Arrangement Agreement provides for, among other things, customary non-solicitation provisions, with “fiduciary out” provisions that allow Norsat to terminate the Arrangement Agreement to accept an unsolicited superior proposal in certain circumstances, subject to payment of a termination fee of US$2.0 million and subject to the right of Hytera to match the superior proposal in question.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Arthur Chin
Chief Financial Officer
Telephone: (604) 821-2809

Item 9	Date of Report

March 28, 2017